09056274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRIUNE CAPITAL ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. COLLEGE STREET, SUITE 100
(No. and Street)

CHARLOTTE,	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. FONTANA **704-714-2218**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARRIS, COOKE & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

118 S. COLONIAL AVE., SUITE 200	CHARLOTTE,	NC	28207
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT G. FONTANA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUNE CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONTENTS

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT AUDITORS' REPORT

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated statement of financial condition of Triune Capital Advisors, LLC and subsidiary (the "Company") as of December 31, 2008 and the related consolidated statements of operations, changes in equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triune Capital Advisors, LLC and subsidiary as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules, on pages 13 to 16, is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

January 28, 2009

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
CURRENT ASSETS:	
Cash (Note A)	$ 491,200
Cash held by clearing agent (Note A)	65,035
Commissions and correspondent fees receivable with no allowance for doubtful accounts (Note A)	82,262
Related party receivables (Note D)	6,947
Prepaid expenses	18,448
TOTAL CURRENT ASSETS	663,892
PROPERTY AND EQUIPMENT, NET (Notes A and B)	52,075
OTHER ASSETS	12,997
TOTAL ASSETS	$ 728,964
LIABILITIES AND EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 24,779
Accrued expenses	165,466
TOTAL CURRENT LIABILITIES	190,245
COMMITMENTS AND CONTINGENCIES (Notes A, C, F and G)	
EQUITY	
Preferred equity	500,000
Members' equity	38,719
TOTAL EQUITY	538,719
TOTAL LIABILITIES AND EQUITY	$ 728,964

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME (Note A)	
Commissions	$ 1,729,289
Other income	304,468
TOTAL INCOME	2,033,757
EXPENSES (Notes A, C, D and G)	
Employee compensation and benefits	1,624,549
Trading expenses	232,376
Communications	20,573
Occupancy and equipment rental	165,847
Marketing expense	123,061
Travel and entertainment	22,240
Professional fees	136,809
Insurance expense	32,202
Registration fees	37,152
Depreciation	26,809
Supplies expense	7,369
Other operating expenses	100,346
TOTAL EXPENSES	2,529,333
NET INCOME (LOSS)	$ (495,576)

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	PREFERRED EQUITY	MEMBERS' EQUITY	TOTAL EQUITY
Balance at December 31, 2007	$ -	$ 221,962	$ 221,962
Members' contributions	-	319,000	319,000
Issuance of preferred equity	500,000	-	500,000
Preferred dividends	-	(6,667)	(6,667)
Net income (loss)	-	(495,576)	(495,576)
Balance at December 31, 2008	$ 500,000	$ 38,719	$ 538,719

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (495,576)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation and amortization	26,809
Net changes in operating assets and liabilities:	
Cash held by clearing agent	(50,036)
Commissions and correspondent fees receivable	(32,347)
Related party receivables	17,594
Prepaid expenses	196
Accounts payable	69
Accrued expenses	(1,176)
NET CASH USED IN OPERATING ACTIVITIES	(534,467)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	319,000
Preferred dividends	(6,667)
Proceeds from issuance of preferred equity	500,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	812,333
NET INCREASE IN CASH	277,866
CASH, BEGINNING	213,334
CASH, ENDING	$ 491,200

The accompanying notes are an integral part of these financial statements.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Triune Capital Advisors, LLC ("Triune") and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina metropolitan area.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the operations of Triune and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

BASIS OF ACCOUNTING

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

CASH

The Company's cash is on deposit at two financial institutions and the balances at times exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

Cash held by clearing agents is held as security for customer transactions.

COMMISSIONS AND CORRESPONDENT FEES RECEIVABLE

Commissions and correspondent fees receivable primarily represent amounts due from clearing organizations. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

INCOME TAXES

The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses marketing costs as they are incurred.

COMMISSIONS

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COMPENSATED ABSENCES

Employees are entitled to paid vacation, depending on length of service. It is impracticable to estimate the amount of compensation for absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

B. PROPERTY AND EQUIPMENT

At December 31, 2008 property and equipment consists of the following:

Computers and office machines	$ 109,919
Furniture and fixtures	58,373
Total property and equipment	168,292
Less accumulated depreciation	(116,217)
Property and equipment, net	$ 52,075

C. OPERATING LEASES

The Company leases office space and certain equipment under operating leases expiring at various dates through 2010. Total rental expense for operating and other incidental leases amounted to approximately $166,000 for the year ended December 31, 2008. Future minimum rental payments due under these leases at December 31, 2008 are approximately as follows:

2009	$ 183,000
2010	126,000
2011	5,000
2012	5,000
2013	5,000
	$ 324,000

D. RELATED PARTIES

CHARIS Radio Network ("CHARIS") and CRN Communications ("CRN"), which share common owners with the Company, have an agreement with the Company to reimburse the Company for rent and other miscellaneous expenses deemed necessary for the shared space. The total reimbursement to the Company for the year was $119,271. The Company also purchases advertising from CRN. The Company purchased a total of $55,250 of advertising from CRN for the year.

As of December 31, 2008, the Company had receivable balances from CHARIS of $5,519 and CRN of $1,428.

E. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2008 the Company had net capital, as defined of $443,377 which is $393,377 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $190,245 and its net capital ratio was .43 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

F. OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, all securities transactions are handled through clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company is obligated for any losses the clearing brokers may sustain from carrying securities transactions originated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor the collateral available on customers' accounts.

G. RETIREMENT PLAN

On January 2, 2006 the Company started the Triune Capital Advisors, LLC Retirement Plan ("the Plan"). The Plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the Plan are determined at the discretion of the Board of Directors. Expenses for the plan were $1,533 for 2008.

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of Triune Capital Advisors, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any valuation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Janis, Cooke & Associates

January 28, 2009

SUPPLEMENTAL SCHEDULES

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

TOTAL EQUITY AS REPORTED IN ACCOMPANYING CONSOLIDATED STATEMENT OF FINANCIAL CONDITION	$ 538,719
DEDUCTIONS:	
Nonallowable assets:	
Other assets	(12,997)
Unsecured receivables	(6,947)
Unsecured customer debts	(1,162)
Investment in Triune Insurance Services	(3,713)
Prepaid expenses	(18,448)
Property and equipment, net	(52,075)
TOTAL DEDUCTIONS	(95,342)
NET CAPITAL	$ 443,377
AGGREGATE INDEBTEDNESS:	
Accounts payable and other accrued liabilities	$ 190,245
TOTAL AGGREGATE INDEBTEDNESS	$ 190,245
MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 393,377
EXCESS NET CAPITAL AT 1500%	$ 430,695
EXCESS NET CAPITAL AT 1000%	$ 424,352
RATIO OF NET CAPITAL TO AGGREGATE INDEBTEDNESS	.43 to 1

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008):

NET CAPITAL AS REPORTED IN PART II OF FOCUS REPORT	$ 443,377
AUDIT ADJUSTMENTS, NET	-
NET CAPITAL	$ 443,377

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2008

Triune Capital Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2008 and this requirement for information is therefore not applicable.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2008

Triune Capital Advisors, LLC did not carry any balances for customers as of December 31, 2008 and is therefore exempt from this computation requirement.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2008